United States Security and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549


June 10, 2006

Re:	Comments on Form 10-KSB for the Year Ended December 31, 2005
	Form 10-QSB for the Quarters Ended March 31, 2006
	File No. 000-24897


SurgiLight, Inc. response to SEC comment letter dated June 1, 2006 (to be filed on Edgar Thursday, November 16, 2006 as Correspondence submittal).


RESPONSE IN SUMMARY:

The Company agrees that several of the SEC comments provide appropriate guidance and result in additional or revised disclosures that make the Company's financial statement presentation more meaningful. To that extent, many revisions have already been included in the Company's most recent filing. However, the Company believes that in the aggregate, the comments contained in this letter do not rise to the level of requiring the Company to revise its past filings and will use its best efforts to ensure all subsequent filings take all applicable comments into consideration.


Form 10-KSB for the Year Ended December 31, 2005

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Inventory

1.	You state that adjustments to the carrying value of inventory for excess and obsolete items are based, in part, on your estimate of demand over the following twelve-month period. Further you state this estimate, though based on your historical experience and consideration of other relevant factors, such as the current economic climate, is subject to some uncertainty. It is still unclear from your current disclosure, the methodology used by management to determine inventory obsolescence and when adjustments to the carrying value of your inventory are necessary. Revise to describe the methodology used by management in determining inventory obsolescence including the significant assumptions used and other relevant factors you consider. Your disclosure should include your analysis of inventory held beyond twelve months.

RESPONSE:

Inventory Valuation

Inventories are stated at the lower of cost (specific identification) or market. Work-in-process and finished goods consist of material, labor and overhead. Finished goods consist of completed OptiVision units. Demonstration units inventory consists of OptiVision units owned by SurgiLight in use by customers for demonstration purposes only. The cost of OptiVision demonstration units is also stated at the lower of cost or market.

At the present time, SurgiLight's inventory consists primarily of the OptiVision lasers and component inventory purchased from Premier Laser Systems. The Company has sold its presbyopia laser systems for prices in excess of carrying amounts and anticipates continuing to do so. It is our belief that both the book value transferred and the current market value of the inventory has not undergone obsolescence as the inventory continues to meet the criteria established to perform the surgical routines that comprise our business focus and market. SurgiLight annually tests the current market value for impairment.

The reserve for obsolescence represents inventory that may become obsolete as a result of possible design changes and product enhancements as well as inventory that the Company may use in prototype manufacturing. At this point, the Company has not recorded an inventory reserve for obsolescence nor written off any inventory of expired and obsolete inventory against the reserve for inventory obsolescence because such activities have not yet occurred. The Company annually monitors possible reserves based on additional manufacturing experience, distribution levels and possible design changes and enhancements in the OptiVision units.

Inventory Obsolescence

Statement of Financial Accounting Standards No. 5 ("SFAS 5") requires that certain conditions exist before loss contingencies representing liabilities or asset impairments may be determined and the amount of a reserve accrued. The loss must be probable as of the balance sheet date and reasonably estimable; significantly, the loss must have occurred prior to the creation of the loss contingency and must not be in the future. Furthermore, SFAS 5 prohibits the accrual of reserves for general or unspecified risks. SurgiLight has complied with SFAS 5 because the company's management have continuously assessed whether inventory losses had occurred.


2.	We note within the sales and marketing section you state that the inventory is not obsolete due to your core technology remains cutting edge as determined by independent outside testing and is patent protected and the contracts with distributors provide for sales beyond the current operating cycle. In light of your disclosure that distributors have not been meeting their sales quotas and can return inventory, tells us and revise this section to discuss in detail how you have concluded there is a demand for your equipment.

RESPONSE:

As previously responded, the Company is currently in a Phase II clinical trial in the U.S. and is able to market the OptiVision to those countries that recognize the CE Mark which includes the EU and many other countries throughout the world. During October 2006, the Company has received FDA Conditional Approval to expand from the current two (2) sites to a maximum of eight (8) sites. The Company is currently focusing both on markets and sales activities in those countries that recognize the CE Mark as well as advancing the U.S. clinical trials. These activities include lectures, surgical demonstrations, patient examinations and hands-on training. These courses should incur minimal cost to the Company, but should generate leads for sales, clinical sites, as well as training our clinical doctors.

As also previously responded, the Company refers both to sales quotas in our distributor contracts and to our own sales projections for other geographic territories when projecting current and future sales and related inventory consumption. In reality, the Company has had difficulty meeting sales projections because current distributors have not met the established sales quotas and developing new markets has taken longer than anticipated, both from regulatory and economic perspectives. Additionally, past sales are not an accurate projection of current or future sales in the medical device or medical laser market. This is because the Company continues to receive additional regulatory approvals expanding the market in which it can sell. For example, in February 2005 the Company received CE approval, began contacting European distributors in September 2005, has begun signing its new distributor agreements during February 2006, and should see it sales from these new markets shortly thereafter.

As also previously disclosed, it is the Company's accounting policy that the cost of any goods, which will not be sold within a one-year sales cycle, should be carried as long-term inventory unless it is obsolete. Since the inventory is not obsolete (the technology remains cutting edge as determined by independent outside testing and patent protected) and the Company has distributor contracts requiring it to be purchased over specific periods beyond the current sales cycle, that specific portion of the inventory is classified as a long-term asset.

Adjustments to the carrying value of inventory for excess and obsolete items are based, in part, on our estimate of demand over the following 12 months. This estimate, though based on our historical experience and consideration of other relevant factors, such as the current economic climate, is subject to some uncertainty. Amounts charged to income for excess and obsolete inventory for the years ending December 31, 2005 and 2004 as a percentage of total revenues in 2005 and 2004 were 0.0%. To date, our estimates have been materially accurate and subject to any major changes in our business model, our operating environment or the economy, and taking consideration of the ongoing development of our technology, we do not expect either our methodology or the accuracy of our estimates to change significantly in the future.

During 2006, the Company has signed eight (8) new distributors throughout the European Union, the Middle East and South America.

 The current distributor list is as follows:

		1st Year Unit	2nd Year Unit	3rd Year Unit
    Country	 Commitment	 Commitment	 Commitment
    -------     -------------   -------------   -------------
Argentina	      2		      3		      5
China		     TBD             TBD             TBD
Denmark	              1	             TBD             TBD
Germany, Austria
   and Switzerland    2               3               5
Hungary		      2               3               5
India		     TBD             TBD             TBD
Indonesia	      2		      3		      5
Italy		      6		      10	     14
Middle East*	      2		      3		      5
Mexico		      3		      5		      8
Peru		      1		     TBD	     TBD
Poland		      2		      2		      3
Singapore	      1		     TBD	     TBD
Thailand	      1	       	     TBD     	     TBD
Turkey		      2		      3		      5
Azerbaijan, Georgia,
   Turkmenistan, and
   Uzbekistan	      1		     TBD	     TBD

* Jordan, Saudi Arabia, (UAE), Qatar, Bahrain, Kuwait, Oman, Yemen, Egypt, Sudan, Morocco, Tunisia, Algeria, Israel

The Company is also negotiating final distributor agreements in the following countries: Canada, Slovenia, Australia, and Spain.

The Company has recorded its first sale to Poland during September 30, 2006. The Company has also shipped demonstration units to Italy and South Africa where payment is due within 60 and 180 days, respectively. Finally, the Company has additional committed sales in Italy, Poland, and the Middle East.


Liquidity and Capital Resources

3.	Revise this section and footnote 1 of the financial statements to include a discussion of a viable plan that has the capability of removing the threat to the continuation of the business. Refer to FRC
607.02 and SAS 34.

RESPONSE:

The Company's future capital requirements will depend on many factors: the scope and results of pre-clinical studies and pre-clinical trials, the cost and timing of regulatory approvals, research and development activities, establishment of manufacturing capacity, and the establishment of the marketing and sales organizations and other relationships, acquisitions or divestitures, which may either involve cash infusions or require additional cash. There is no guarantee that without additional revenue or financing, the Company will be able to meet its future working capital needs. In addition, without the required regulatory approvals, the value of the Company's inventory could become impaired.

The Company has incurred operating losses primarily because we have generated very little revenue from sales or any other source to cover normal operation expenses. In response, we are currently negotiating with a number of firms for long-term financing as we continue to develop the international sales activities where several sales are already committed. We are also expanding the U.S. clinical trials which may result in domestic sales over the short-term. Also, current operations have been sustained at the minimal levels to ensure minimal ongoing cost. The only ongoing costs that are paid currently are rent, insurance and utilities.

Financial Statements

Notes to Financial Statements

Note 1.  The Company and Summary of Significant Accounting Policies

(g) Inventory

4.	Revise to explain how you consider current customer demand for your systems, especially since the majority of your inventory exceeds anticipated sales. We note, for example, that you have classified the majority of your inventory as long-term.


As previously responded, the Company is currently in a Phase II clinical trial in the U.S. and is able to market the OptiVision to those countries that recognize the CE Mark which includes the EU and many other countries throughout the world. During October 2006, the Company has received FDA Conditional Approval to expand from the current two (2) sites to a maximum of eight (8) sites. The Company is currently focusing both on markets and sales activities in those countries that recognize the CE Mark as well as advancing the U.S. clinical trials. These activities include lectures, surgical demonstrations, patient examinations and hands-on training. These courses should incur minimal cost to the Company, but should generate leads for sales, clinical sites, as well as training our clinical doctors.

As also previously responded, the Company refers both to sales quotas in our distributor contracts and to our own sales projections for other geographic territories when projecting current and future sales and related inventory consumption. In reality, the Company has had difficulty meeting sales projections because current distributors have not met the established sales quotas and developing new markets has taken longer than anticipated, both from regulatory and economic perspectives. Additionally, past sales are not an accurate projection of current or future sales in the medical device or medical laser market. This is because the Company continues to receive additional regulatory approvals expanding the market in which it can sell. For example, in February 2005 the Company received CE approval, began contacting European distributors in September 2005, has begun signing its new distributor agreements during February 2006, and should see it sales from these new markets shortly thereafter.

During 2006, the Company has signed eight (8) new distributors throughout the European Union, the Middle East and South America.

 The current distributor list is as follows:


		1st Year Unit	2nd Year Unit	3rd Year Unit
    Country	 Commitment	 Commitment	 Commitment
    -------     -------------   -------------   -------------
Argentina	      2		      3		      5
China		     TBD             TBD             TBD
Denmark	              1	             TBD             TBD
Germany, Austria
   and Switzerland    2               3               5
Hungary		      2               3               5
India		     TBD             TBD             TBD
Indonesia	      2		      3		      5
Italy		      6		      10	     14
Middle East*	      2		      3		      5
Mexico		      3		      5		      8
Peru		      1		     TBD	     TBD
Poland		      2		      2		      3
Singapore	      1		     TBD	     TBD
Thailand	      1	       	     TBD     	     TBD
Turkey		      2		      3		      5
Azerbaijan, Georgia,
   Turkmenistan, and
   Uzbekistan	      1		     TBD	     TBD

* Jordan, Saudi Arabia, (UAE), Qatar, Bahrain, Kuwait, Oman, Yemen, Egypt, Sudan, Morocco, Tunisia, Algeria, Israel

The Company is also negotiating final distributor agreements in the following countries: Canada, Slovenia, Australia, and Spain.

The Company has recorded its first sale to Poland during September 30, 2006. The Company has also shipped demonstration units to Italy and South Africa where payment is due within 60 and 180 days, respectively. Finally, the Company has additional committed sales in Italy, Poland, and the Middle East.


(m) Revenue Recognition

5.	We note from your disclosures throughout the filing that you entered into arrangements to sell your products through international distributors. Disclose the nature and significant terms of these arrangements with distributors, including any post shipment obligations, acceptance provisions and return provisions that may exist and how you account for such obligations. Please expand your policy for revenue recognition to include the accounting for distributor arrangements.

RESPONSE:
Our revenue recognition policy is described in Note 1 to our Financial Statements as follows:
The Company recognizes revenue from the sale of its products and services in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). Under this standard, revenue is generally recognized when the following four criteria are met:
1.	Persuasive evidence of an arrangement exists;
2.	Delivery has occurred or services have been rendered (shipment has occurred);
3.	Our selling price is fixed or determinable; and
4.	Collectibility is reasonably assured.
Any payments received from the distributor prior to these events occurring are classified as customer deposits in the accompanying balance sheet. Those deposits are then offset against future shipments.
We are also required to ensure that collectibility is reasonably assured before we recognize revenue. Accordingly, we evaluate our customers for credit worthiness and only recognize revenue if we believe that we have reasonable assurance that amounts will be collected within the next operating cycle. Where we are unable to assess with reasonable assurance that amounts will be collected during that period, we defer revenue recognition until the payments are received.
Each distributor is required to pay a license fee for exclusive rights in a country or agrees to purchase an initial supply of inventory. If the distributor pays a license fee, this license fee is recorded as a deposit against future purchases. If the future purchases are made timely, the license fee is reduced by the amount of the deposit, otherwise the distributor forfeits the license fee and it is recorded as revenue. The distributor commits to certain minimum purchases over 3 years. If the purchases are not made, the distributor forfeits the agreement and his exclusivity. The distributor is responsible for regulatory approval in a specific country, marketing, sales, installation and service. Our only post shipment obligation is to provide parts under a warranty to the distributor. Our list pricing is $190,000 internationally. The standard distributor transfer price is $139,000. This price may be reduced as low as $100,000 for volume purchases. Volume purchase requirements are determined by the size of the country. This pricing is determined in the distributor agreement based on the forecasted sales. The revenue is then booked at the price specified on the purchase order and in the distributor agreement. (make prior discussion more consistent by mentioning the licensing fee)


6.	Please revise to include a note that describes the following in connection with the licensing arrangement entered into with Biolase:
?	the nature and term of the licensing arrangement;
?	the required payments of licensing fees and royalties under the arrangement;
?	your revenue recognition policy for licensing fees.  Within
your disclosure, include why immediate recognition of the
licensing fee was appropriate; and
?	disclose the nature of any continuing involvement by you with the patents that are being licensed to Biolase other than maintaining and defending the patents.

RESPONSE:
The Company entered into the License Agreement to be inclusive of a "one-time" payment and incurred no obligation to refund any portion of the received payment under any conditions thus SurgiLight recorded amounts received as earned revenue. It should also be noted that Biolase, Inc. has recorded this transaction on its financial statements as a one-time payment for research and development expenses.
The five-year license agreement provides Biolase rights to certain patents owned or licensed by SurgiLight. Those rights allow Biolase to practice in the presbyopia field of use or in ophthalmology to the extent the Biolase does not infringe any of the patents of SurgiLight for clinical applications other than treatment of presbyopia.

The payment terms of the licensing agreement are as follows:
	$1,800,000 due at execution of the agreement
	    100,000 due one year from execution of the agreement
	      25,000 due December 31, 2007
	      25,000 due December 31, 2008
	      25,000 due December 31, 2009
	      25,000 due December 31, 2010
Commencing five years from the date of the agreement, SurgiLight shall pay Biolase an amount equal to 25% of any revenues received by SurgiLight from a third-party licensee in the event such third-party licensee commercializes a product which incorporates the patents. In return, Biolase shall pay to SurgiLight 1% of any revenues received by Biolase for sales or use of any products which incorporate the patents.

Item 8A.  Controls and Procedures

7.	We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. As previously requested, please revise to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-B and Part III.F of Management's Reports in Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release
No. 33-8238, available on our website at www.sec.gov/rules/final/33-
8238.htm.

RESPONSE:

The Company has corrected the Item 3 - Controls and Procedures certification in its Form 10-QSB for the Quarter Ended March 31, 2006.

Form 10-QSB for the Quarter Ended March 31, 2006

8.	Please amend your quarterly reports on Form 10-QSB to address the comments issued in this letter, as necessary.

RESPONSE:

The Company has corrected the Item 3 - Controls and Procedures certification in its Form 10-QSB for the Quarter Ended March 31, 2006.

The Company does not believe that the revision rises to the level of amending the quarterly report on Form 10-QSB for the Quarter Ended March 31, 2006.



/s/ Mark E. Murphy, CPA
-----------------------
Mark E. Murphy
SurgiLight Controller
11/18/06